UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933
For the transition period from                      to
Commission file number 1-12080

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Post Properties, Inc.
401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Post Properties, Inc
4401 Northside Parkway, Suite 800
Atlanta, GA 30327

POST PROPERTIES, INC. 401(k) PLAN
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Post Properties, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2006 and 2005 and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GIFFORD, HILLEGASS & INGWERSEN, LLP
GIFFORD, HILLEGASS & INGWERSEN, LLP

Atlanta, Georgia
June 26, 2007

POST PROPERTIES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005

Investments, at fair value
Mutual funds	$21,793,060	$19,800,680
Employer securities	4,272,687	3,745,636
Common collective trust	1,523,462	—
Participant loans	603,206	475,797

TOTAL INVESTMENTS	28,192,415	24,022,113

Receivables
Employee contribution	72,306	—
Employer contribution	814,199	651,518

TOTAL RECEIVABLES	886,505	651,518

Excess contributions payable to plan participants	(27,941)	—

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	29,050,979	24,673,631

Adjustment from fair value to contract value for fully benefit-responsive investments (common collective trust)	21,898	—

NET ASSETS AVAILABLE FOR BENEFITS	$29,072,877	$24,673,631

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2006

Contributions
Employer	$911,454
Participants	2,639,693
Rollover	161,497

TOTAL CONTRIBUTIONS	3,712,644

Investment income
Interest and dividends	457,710
Net appreciation in fair value of investments	3,397,411

TOTAL INVESTMENT INCOME	3,855,121

TOTAL ADDITIONS	7,567,765

Deductions from net assets attributed to:
Benefits paid to participants	3,067,214
Forfeitures used to offset employer contribution	97,255
Fees and expenses	4,050

TOTAL DEDUCTIONS	3,168,519

NET INCREASE	4,399,246

Net Assets Available for Benefits at Beginning of Year	24,673,631

Net Assets Available for Benefits at End of Year	$29,072,877

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN
The following is a brief description of the Post Properties, Inc. 401(K) Plan (the “Plan”). Reference should be made to the plan document for a more complete description of the Plan’s provisions.
General: Effective April 1, 2006, the Plan was amended and restated. The terms of the amended and restated Plan are substantially similar to the terms of the previous Plan. The Plan is a defined contribution plan covering all full-time employees and part-time employees who have completed three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions: Each year, participants may contribute up to 25% of pretax annual compensation, as defined in the Plan not to exceed the amount allowed for income tax purposes. Participants 50 years of age or older may make catch-up contributions as allowed by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Post Properties, Inc. (the “Company” and “Plan Sponsor”) matching contributions are discretionary and match 50% of employee deferrals up to 6% in 2006 (5% in 2005) of eligible compensation. The Company may make additional discretionary contributions. Through December 31, 2006, Company contributions were invested directly into Post Properties, Inc. common stock. Participants may immediately reallocate Company contributions from Company stock to other Plan investments. Effective January 1, 2007, Company contributions allocable to each participant will be invested in accordance with each participant’s investment directives. Contributions are subject to certain limitations.
Participant Accounts: Each participant’s account is credited (charged) with the participant’s contribution and allocations of (1) the Company’s contributions and (2) Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options: Participants may direct their contributions and any related earnings into any investment fund option offered by the Plan. Investment options consist of publicly traded mutual funds and Company stock. See additional disclosures in Note 3 concerning the Company stock investments.
Vesting: Participants are fully vested in their contributions and the earnings (losses) thereon. Vesting in Company contributions and related earnings (losses) accrues using a graduated scale based on years of service. To earn a year of service, a participant must be credited with at least 1,000 hours of service during any plan year.

POST PROPERTIES, INC. 401(k) PLAN
Notes to Financial Statements

Participant Loans: Participants may borrow from their fund account a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.95% to 9.25%, which are commensurate with local prevailing rates charged by banks and have a definite repayment period. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits: On termination of service for any reason a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a portion of that vested interest. As of December 31, 2006, deferred vested benefits to separated participants totaled $831,643.
Participants who have been in the Plan for a total of five years may withdraw up to 50% of their vested rollover account and vested employer discretionary profit sharing contribution account and, thereafter, at the end of each full five year period.
Effective March 2005, account balances under $1,000 are automatically distributed upon termination of service. Previously, account balances that did not exceed $5,000 were automatically distributed upon termination of service.
In the event of a hardship as defined by the Plan, participants may withdraw an amount not to exceed the total of their vested account balance.
Administrative Expenses: Other than participant loan origination fees, all usual and reasonable costs of administering the Plan are paid by the Company.
Excess Contributions Payable: The Plan failed the Actual Deferral Percentage (ADP) discrimination test for 2006. The Company elected to have the highly compensated employees withdraw the excess contributions out of the Plan. These excess contributions totaled $27,941 and are included as a liability in the statement of net assets available for benefits and are netted against participant contributions in the statement of changes in net assets available for benefits.
Forfeited Accounts: Forfeited accounts will be used to reduce future employer contributions. The employer’s contribution receivable at December 31, 2006 of $814,199 is net of the 2006 forfeitures of $97,255. Forfeitures of $39,795 related to 2005 were used to reduce amounts actually contributed by the Company during 2006.
NOTE 2 — ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting which is in accordance with accounting principles generally accepted in the United States of America.

POST PROPERTIES, INC. 401(k) PLAN
Notes to Financial Statements

New Accounting Pronouncements: As of December 31, 2006 the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.
Beginning in April 2006, the Plan invested in a common collective trust, which in turn invested in a collective trust, Wells Fargo Stable Return Fund G, which owns fully benefit-responsive investment contracts. As a result of the implementation of this FSP, the Plan reflected its investment in the collective trust at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contracts of $21,898 as of December 31, 2006 in the accompanying Statement of Net Assets Available for Benefits.
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common collective trusts owning investments in fully benefit-responsive investments contracts are stated at fair value and are adjusted to contract value under FSP AAG INV-1. Participant loans are valued at their outstanding balances, which approximates market value.
Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Reinvested dividends are recorded on the ex-dividend date.
Payments of Benefits: Benefits are recorded when paid.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

POST PROPERTIES, INC. 401(k) PLAN
Notes to Financial Statements

NOTE 3 — INVESTMENTS
Individual investments that represent 5% or more of the Plan’s net assets as of December 31:

	2006	2005

Post Properties, Inc. Common Stock	$4,272,687	$3,745,636
Columbia Acorn Fund	4,044,920	—
Vanguard 500 Index Fund	3,662,804	3,263,728
Goldman Sachs Large Cap Value Fund	3,326,419	—
MFS Total Return Fund	2,438,071	2,195,311
American Funds Capital World Growth Fund	1,894,059	—
Diversified Pooled Stable Value Fund, at contract value (fair value of $1,523,462)	1,545,360	—
STI Classic Small Cap Growth Stock Fund	—	3,793,215
STI Classic Large Cap Value Income Stock Fund	—	2,714,502
STI Classic Prime Quality Money Market Fund	—	1,538,759
Templeton Growth Fund	—	1,528,252
Net appreciation in fair value of investments for the year ended December 31, 2006 is comprised of:

Mutual funds	$2,720,047
Common collective trust	42,363
Post Properties, Inc. common stock	635,001

$3,397,411

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the Statements of Net Assets Available for Benefits.
Upon the change in Plan service providers (see note 7) effective April 1, 2006, the Plan’s investment option related to Company common stock converted from owning whole shares to the ownership of a common stock fund managed by Diversified Investment Advisors, Inc. The Company common stock fund consists of investments in Company common stock and cash. The common stock component of the fund is made up of whole shares of common stock and the cash is invested in an interest-bearing account. The interest on the cash investment and any dividends paid on the Company common stock are reinvested into the fund. The cash component represents approximately 3% to 4% of the total fund and provides the fund liquidity for participant redemptions.

POST PROPERTIES, INC. 401(k) PLAN
Notes to Financial Statements

The unit value of the Company stock fund changes as the market value of the underlying common stock goes up or down. The unit value of the Company common stock fund is calculated on a daily basis. At December 31, 2006, the fund held 400,571 units at a unit value of $10.67. The fund balance of $4,272,687 is comprised of 90,192 shares of Company common stock valued at $4,121,774, cash investments of $110,006, and dividends and interest receivables of $40,907.
Information about the net assets and significant components of the changes in net assets relating to the Company’s common stock is as follows as of December 31:

	2006	2005

Net Assets:
Post Properties, Inc. Common Stock*	$4,272,687	$3,745,636

Change in Net Assets:
Contributions	$732,611	$598,674
Dividends and interest	217,451	179,006
Net appreciation in fair value	635,001	527,647
Distributions to participants	(404,422)	(557,783)
Transfers	(653,590)	(296,753)

	$527,051	$450,791

*	Effective January 1, 2004, all investments in Post Properties, Inc. common stock are participant directed.
NOTE 4 — TAX STATUS
Effective April 1, 2006, the Plan was amended and restated to conform to a protype plan document designed by the Plan’s trustee, Diversified Investment Advisors, Inc., to comply with the appropriate sections of the IRC for tax-exempt plans. The Plan administrator and the Plan tax counsel believe that the Plan as currently designed is being operated in compliance with the applicable requirements of the IRC. On this basis, the Plan administrator believes that, as of the date of these financial statements, the Plan was qualified and the related trust was tax-exempt.
The Plan intends to file for a determination letter from the Internal Revenue Service to receive confirmation that the Plan, as designed, is qualified and that the trust established under the Plan is tax-exempt.

POST PROPERTIES, INC. 401(k) PLAN
Notes to Financial Statements

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
As discussed above, the Plan held 400,571 units in the Company common stock fund at December 31, 2006 with a fair value of $4,272,687. At December 31, 2005, the Plan held 93,757 shares of Company common stock with a fair value of $3,745,636.
Beginning April 1, 2006, certain plan investments were shares of collective trusts managed by the Plan’s administrator and recordkeeper, Diversified Investment Advisors, Inc. As a result, these transactions qualified as party-in-interest transactions.
Through March 31, 2006, certain plan investments were shares of registered investment companies and common/collective trusts managed by the Plan’s previous custodian and trustee, SunTrust Bank. Through March 31, 2006, SunTrust Bank was the custodian and trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.
NOTE 6 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
NOTE 7 — CHANGE IN SERVICE PROVIDER
The Plan effected a change in its administrator, investment advisor and recordkeeper effective April 1, 2006 from SunTrust Bank to Diversified Investment Advisors, Inc. All funds were transferred on April 3, 2006, to a combination of fund options maintained by Diversified Investment Advisors, Inc. Diversified Investment Advisors, Inc. coordinates custodial and trust services for the Plan through independent trust companies.

SUPPLEMENTAL INFORMATION

POST PROPERTIES, INC. 401(k) PLAN
EIN #56-1550675
PLAN #002
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Identity of Issuer, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value
* Diversified Investment Advisors, Inc.	Columbia Acorn Fund, 193,384 shares	(a)	$4,044,920
	Vanguard 500 Index Fund, 28,048 shares	(a)	3,662,804
	Goldman Sachs Large Value Fund, 230,681 shares	(a)	3,326,419
	MFS Total Return Fund, 150,684 shares	(a)	2,438,071
	Amer Funds Capital World Growth & Inc Fund, 45,356 shares	(a)	1,894,059
	Diversified Pooled Stable Value Fund, 97,735 shares, at contract value (fair value of $1,523,462)	(a)	1,545,360
	Amer Funds Growth Fund of America Fund, 36,130 shares	(a)	1,172,428
	First American Mid Cap Growth Opps Fund, 28,778 shares	(a)	1,112,271
	Victory Diversified Stock Fund, 56,240 shares	(a)	1,015,124
	Amer Funds EuroPacific Growth Fund, 21,402 shares	(a)	982,363
	PIMCO Total Return Admin Fund, 61,416 shares	(a)	637,502
	AIM Real Estate Fund, 13,656 shares	(a)	459,239
	Goldman Sachs Mid Value Fund, 8,770 shares	(a)	338,798
	Barclays Global Investors LP 2040 Target Date Fund, 9,127 shares	(a)	190,756
	Phoenix Ins Small-Cap Value Fund, 4,056 shares	(a)	178,320
	Barclays Global Investors LP 2010 Target Date Fund, 8,259 shares	(a)	111,666
	Diversified Cash Reserve Fund, 97,255 shares	(a)	97,255
	Barclays Global Investors LP 2030 Target Date Fund, 4,534 shares	(a)	76,633
	Barclays Global Investors LP 2020 Target Date Fund, 3,114 shares	(a)	54,432

** Post Properties, Inc.	Common stock fund, 400,571 units	(a)	4,272,687

* Various Plan Participants	Participant loans with varying maturities and interest rates ranging from 4.95% to 9.25%	—	603,206

TOTAL (fair value of $28,192,415)			$28,214,313

*	Indicates party-in-interest

**	All investments in Post Properties, Inc. common stock, a party-in-interest, are participant directed.

(a)	Participant directed

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2007	By:	Post Properties, Inc.,
the Plan Administrator of the 401(k) Plan

/s/ Linda J. Ricklef
Linda J. Ricklef
Vice President of Human Resources Post Properties, Inc.

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of Gifford, Hillegass and Ingwersen, LLP